UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Leap Wireless International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

521863308

(CUSIP Number of Class of Securities)

Neal Nenadovic, CFO
Pentwater Capital Management LP
227 W Monroe, Suite 4000
Chicago, IL  60606
(312) 589-6405
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521863308

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

Pentwater Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware USA
	7.	SOLE VOTING POWER

NUMBER OF		305,011
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH
		305,011
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

305,011
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.38%
14.	TYPE OF REPORTING PERSON

IA

CUSIP No. 521863308

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

PWCM Master Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7.	SOLE VOTING POWER

NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,800
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.06%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 521863308

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

Pentwater Equity Opportunities Master Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7 .	SOLE VOTING POWER

NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,501
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.20%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 521863308

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

Oceana Master Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7 .	SOLE VOTING POWER

NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.08%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 521863308

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

LMA SPC for and on behalf of MAP 98 Segregated Portfolio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7 .	SOLE VOTING POWER

NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,600
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

The Schedule 13D filed on August 29, 2011, as amended by Amendment No. 1 filed on September 30, 2011, on behalf of Pentwater Capital Management LP, a Delaware limited partnership (“Pentwater Capital”), PWCM Master Fund Ltd, an exempted company formed in the Cayman Islands (“PWCM Master”), Pentwater Equity Opportunities Master Fund Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Oceana Master Fund Ltd., an exempted company formed in the Cayman Islands (“Oceana”) and LMA SPC for and on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”), relating to the common stock (the “Common Stock”) of Leap Wireless International, Inc. a Delaware corporation (“the Issuer”), is hereby amended as set forth below by this Amendment No. 2 to Schedule 13D.  Pentwater Capital, PWCM Master, Pentwater Equity, Oceana and MAP are collectively referred to herein as Reporting Persons.  PWCM Master, Pentwater Equity, Oceana and MAP are collectively referred to herein as the Funds.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All purchases were made from the Reporting Persons’ working capital.  The shares of Common Stock owned by the Funds are held primarily in margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.  The Funds’ collective indebtedness in their margin accounts associated with their investments in securities of the Issuer was approximately $1,440,127 as of January 24, 2013.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) and (d)       Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D is reflected on that Reporting Person’s cover page.  By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons.  Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.  The percentage calculations on the cover pages are based upon 79,146,455 shares of Common Stock issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2012.

(c)          The transactions in the class of securities reported on that were effected during the past 60 days on behalf of the Reporting Persons are set forth on Schedule A and incorporated herein by reference.  Other than those transactions, there were no other such transactions by the Reporting Persons that were effected during the past 60 days.

(e)           Based on the sale transactions resulting from the exercise of put options as set forth on Schedule A, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock as of January 18, 2013.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise expressly described herein and in Schedule A, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Persons and any person or entity.

The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with Deutsche Bank, which agreements provide that the profit to the Reporting Persons shall be based upon the increase in value of the shares of Common Stock, and the loss to the Reporting Persons shall be based upon the decrease in the value of the shares of Common Stock, during the period from inception of the applicable agreement to its termination.  The agreements provide that they settle in cash.  In addition to the shares of Common Stock that they beneficially own as shown in Item 5 above, the Reporting Persons currently have long economic exposure to an aggregate of 40,000 shares of Common Stock through such agreements.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2013

PENTWATER CAPITAL MANAGEMENT LP

By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

PWCM MASTER FUND LTD.

By:	s/ David Zirin
	Name:	David Zirin
	Title:	Director

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.

By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director

OCEANA MASTER FUND LTD.

By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director

LMA SPC FOR AND ON BEHALF OF
MAP 98 SEGREGATED PORTFOLIO

By:	Pentwater Capital Management LP,
its investment manager

By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
	Name:	Matthew C. Halbower
	Title:	Chief Executive Officer

SCHEDULE A

TRANSACTIONS IN LEAP SECURITIES WITHIN THE PAST 60 DAYS

PWCM Master Fund Ltd.

Leap Common Stock

Date	Buy or Sell	Number of Shares of Leap Common Stock	Trade Price Per Share ($)

1/18/2013	Sell	(16,000)	10.00	*
1/18/2013	Sell	(200,000)	7.50	*
1/18/2013	Sell	(530,400)	10.00	*
1/18/2013	Buy	3,200	5.78

* Reflects transactions resulting from the exercise of puts.  All other transactions were on the open market.

Pentwater Equity Opportunities Master Fund Ltd.

Leap Common Stock

Date	Buy or Sell	Number of Shares of Leap Common Stock	Trade Price Per Share ($)

01/18/2013	Sell	(637,500)	7.50	*
01/18/2013	Sell	(51,000)	10.00	*
01/18/2013	Sell	(1,690,700)	10.00	*
01/18/2013	Buy	10,200	5.78

* Reflects transactions resulting from the exercise of puts.  All other transactions were on the open market.

Oceana Master Fund Ltd.

Leap Common Stock

Date	Buy or Sell	Number of Shares of Leap Common Stock	Trade Price Per Share ($)

01/18/2013	Sell	(729,300)	10.00	*
01/18/2013	Sell	(22,000)	10.00	*
01/18/2013	Sell	(275,000)	7.50	*
01/18/2013	Buy	4,400	5.78

* Reflects transactions resulting from the exercise of puts.  All other transactions were on the open market.

LMA SPC for and on behalf of MAP 98 Segregated Portfolio

Leap Common Stock

Date	Buy or Sell	Number of Shares of Leap Common Stock	Trade Price Per Share ($)

01/18/2013	Sell	(364,600)	10.00	*
01/18/2013	Sell	(11,000)	10.00	*
01/18/2013	Sell	(137,500)	7.50	*
01/18/2013	Buy	2,200	5.78

* Reflects transactions resulting from the exercise of puts.  All other transactions were on the open market.